Exhibit (j)(2)

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Post-Effective Amendment No. 62 (1933 Act) and Amendment No. 64 (1940 Act) to the Registration Statement Nos. 33-6516 and 811-4707 on Form N-1A of Fidelity Advisor Series II, of our reports dated December 6, 2002 appearing in the Annual Reports to Shareholders of Fidelity Advisor Floating Rate High Income Fund, Fidelity Advisor High Income Advantage Fund, Fidelity Advisor Short-Fixed Income Fund Fidelity Advisor Government Investment Fund, and Fidelity Advisor High Income Fund for the year ended October 31, 2002.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectus and "Auditor" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/ Deloitee & Touce LLP

Deloitte & Touche LLP
Boston, Massachusetts
December 23, 2002